Exhibit 11.2
CODE OF BUSINESS CONDUCT AND ETHICS
FOR MEMBERS OF THE BOARD OF DIRECTORS
The Board of Directors (the "Board") of Aeterna Zentaris Inc. (the "Corporation") has adopted the following Code of Business Conduct and Ethics (the "Code") for directors of the Corporation. This Code is intended to focus the Board and each director on areas of ethical risk; provide guidance to directors to help them recognize and deal with ethical issues; provide mechanisms to report unethical conduct; and help foster a culture of honesty and accountability.
Each director must comply with the letter and spirit of this Code.
No code or policy can anticipate every situation that may arise, or replace the thoughtful behavior of an ethical director. Directors are encouraged to bring questions about particular circumstances that may implicate one or more of the provisions of this Code to the attention of the Chair of the Nominating, Governance and Compensation Committee (the "NGC").
Directors who also serve as officers of the Corporation should read this Code in conjunction with the Corporation's Code of Ethical Conduct.
A.    CONFLICT OF INTEREST:
Generally, a conflict of interest exists when one has divided loyalties; that is, when one has a direct or indirect personal interest in a transaction or matter that affects, or reasonably appears to affect, the judgment that one exercises on behalf of the Corporation or in the discharge of director duties.
Directors must avoid any conflicts of interest, or the appearance thereof, between the director and the Corporation. Any situation that involves, or may reasonably be expected to involve, a conflict of interest with the Corporation, should be disclosed promptly to the Chair of the NGC. A "conflict of interest" can occur when a director's personal interest is adverse to, or may appear to be adverse to, the interests of the Corporation as a whole. A director, or member of his/her immediate family as defined by the National Association of Securities Dealers Automated Quotations (the "NASDAQ")1, who receives improper personal benefits as a result of his/her position as director of the Corporation is deemed to be in a conflict of interest.
More common conflicts which directors should avoid include:

a.
Relationship of Corporation with Third Parties. Directors may not receive a personal benefit from a person or a firm that is seeking to do business or to retain business with the Corporation. A director shall recuse him/herself from any Corporate Board decision involving another firm or company with which the director is affiliated.

b.	Compensation from Non-Corporate Sources. Directors may not accept compensation in any form for services performed for the Corporation from any source other than the Corporation.

c.
Gifts. Directors may not offer, give or receive gifts or other items of value from persons or entities who deal or seek to deal with the Corporation in those cases where any such gift has the purpose or effect of influencing (or could be perceived as influencing) the directors' actions as members of the Board, or where acceptance of the gifts could create the appearance of a conflict of interest.

d.
Personal Use of Corporate Assets. Directors may not use corporate assets, labor or information for personal use unless approved by the Chair of the NGC or as part of a compensation or expense reimbursement program available to all directors.

B.    CORPORATE OPPORTUNITIES:
Directors are prohibited from:

a.
Personal Advantage from Corporate Opportunities. Taking for themselves or companies with which they are affiliated opportunities that are discovered through the use of corporate property, corporate information or position as a director;

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NASDAQ Rules of Fair Practice defines immediate family to include one's spouses, parents, brothers, sisters, children, relatives supported financially, father-in-law, mother-in-law, sister-in-law and brother-in-law.

b.	Use of Corporate Property. Using the Corporation's property or information for personal gain; or

c.
Competing with the Corporation. Competing with the Corporation for business opportunities. However, if the Corporation's disinterested directors determine that the Corporation will not pursue an opportunity that relates to the Corporation's business, a director may then do so.

C.    CONFIDENTIALITY:
Directors must maintain the confidentiality of information entrusted to them by the Corporation and any other confidential information about the Corporation that comes to them, from whatever source, in their capacity as a director, or otherwise, except when disclosure is authorized or legally mandated. For purposes of this Code, "confidential information" shall include all non-public information relating to the Corporation.
D.    COMPLIANCE WITH LAWS, RULES AND REGULATIONS: FAIR DEALING:
Directors must comply, and oversee compliance by employees, officers and other directors, with laws, rules and regulations applicable to the Corporation, including insider trading laws.
Directors must deal fairly, and must oversee fair dealing by employees and officers, with the Corporation's customers, suppliers, competitors and employees.
E.    ENCOURAGE REPORTING OF ANY ILLEGAL OR UNETHICAL BEHAVIOR:
Directors should promote ethical behavior and take steps to ensure that the Corporation:

a.	Encourages employees to speak with supervisors, managers and other appropriate personnel when in doubt about the best course of action in a particular situation;

b.
Encourages employees to report good faith belief of, or observed, ethical misconduct, violations of laws, rules, regulations or the Corporation's Code of Ethical Conduct to appropriate personnel or through the Corporation's external reporting structure; and

c.	Informs employees that the Corporation will not permit, and will protect employees from, retaliation for reporting concerns.
F.    COMPLIANCE STANDARDS:
Directors should communicate any good-faith beliefs of violations of this Code promptly to either the Board Chair, the Lead Director, if any, the Chair of the Audit Committee or the Chair of the Nominating, Governance and Compensation Committee.
If a Board member faces a potential or actual conflict of interest relating to a matter before the Board, that member should alert the Board Chair, or depending on when the matter becomes known, the Board as a whole. If the Board Chair faces a potential or actual conflict of interest, the Board Chair should advise the Chair of the Audit Committee. If the Board Chair, or the Chair of the Audit Committee, as the case may be, concurs that a potential or actual conflict of interest exists, the member faced with such conflict should disclose to the Board the member's interest and should not participate in consideration of the matter and should not vote on the matter. The Corporate Secretary should maintain a written record of any disclosure of conflict by a Board member either in the minutes of the Board or otherwise.
Reports of suspected violations will be investigated by the Board or by persons designated by the Board and appropriate action will be taken in the event of any violations of the Code.
G.    WAIVER OF CODE OF BUSINESS CONDUCT AND ETHICS:
Any waiver of this Code may be made only by the Board or a Committee of the Board.

Adopted and approved by the Board of Directors on August 7, 2014 and amended by the Board of Directors on December 4, 2014.

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